CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Intelligent Communication Enterprise Corporation ("the Company") of our report dated April 15, 2010, on our audit of the consolidated balance sheet of the Company as of December 31, 2009, and the related consolidated statements of operations, stockholders' deficiency and comprehensive loss, and cash flows for the year then ended.

Our report, dated April 15, 2010, contains an explanatory paragraph that states that the Company has not generated revenues or positive cash flows from operations and has an accumulated deficit at December 31, 2009.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
December 9, 2010